(Excerpt Translation)


                                                               November 20, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in October 2008 (the "Current Month").


1.  Summary

    Number  of  listed  shares  as of the end of the  preceding                          3,447,997,492 shares
    month

    Total number of shares changed during the Current Month                                          0 shares

    (out  of  which,   as  a  result  of   exercise   of  stock                                    (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                                                   (0 shares)

    Number of listed shares as of the end of the Current Month                           3,447,997,492 shares

2. Stock acquisition rights (2nd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                    3,800 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                  (3,800 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                          JPY 11,840,800

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                               (JPY 11,840,800)
    treasury shares)

3. Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                        0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                      (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                   JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                                        (JPY 0)
    treasury shares)

4. Stock acquisition rights (4th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                    2,000 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                  (2,000 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                           JPY 8,754,000

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                                (JPY 8,754,000)
    treasury shares)

5. Stock acquisition rights (5th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                        0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                      (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                   JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                                        (JPY 0)
    treasury shares)